Filed Pursuant to Rule 433

Registration Statement No. 333-101907

Cardinal Health, Inc.

Pricing Term Sheet

Issuer:	Cardinal Health, Inc.

Aggregate Principal Amount:	$500,000,000

Maturity:	December 15, 2017

Interest Rate:	5.85%

Issue price:	99.838% of face amount

Underwriting Discount:	0.500% ($2,500,000)

Net Proceeds, before expenses, to the Company:	99.338% ($496,690,000)

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2006

Redemption Provisions: Make-whole call

The notes will be redeemable, in whole or, from time to time, in part, at the Company’s option at any time, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, or

(2) as determined by a quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption.

Settlement:	T+3; December 15, 2005

CUSIP:	14149Y AH 1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Markets at toll-free 1-888-227-2275 or J.P. Morgan Securities Inc., collect at 212-834-4533.